

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 20, 2023

Paul McDonough
Chief Financial Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

> **Re: CNO Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Filed August 9, 2023**
> **File No. 001-31792**

Dear Paul McDonough:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Summary of Significant Accounting Policies, page 10

1. Please tell us and revise future filings to more clearly describe how your annuities are accounted for during the accumulation and payout phase. Please describe the key attributes of each phase and describe the specific liabilities and revenue line items that are used to present the key recognition events. To supplement your disclosure, please provide us with an accounting analysis of the life cycle of a typical fixed index annuity, detailing the journal entries recorded with appropriate commentary at issuance and throughout the accumulation and payout phase. Please include the accounting for embedded derivatives, market risk benefits in an asset and liability position and include details regarding the periodic unlocking exercises. Please include appropriate reference to the applicable accounting guidance supporting your journal entries at each stage of the life cycle.

Liability for future policy benefits, page 11

2.   We note your disclosure that, "this liability also includes the amount of total reserves above (below) policyholder account balances for our fixed indexed annuity products due to the valuation of the related embedded derivative." Please tell us and revise future filings to quantify this amount for each period presented and, if true, disclose that the change in this amount is recognized as "Insurance policy benefits" in the statement of operations. Additionally, please tell us and in future filings revise the Policyholder account balance policy disclosure to clearly describe the portion of the embedded derivative liability that is presented in this line item and revise the table on page 44 to more clearly describe in which balance sheet line items the fair value of the embedded derivative liability is presented.

Liabilities for Insurance Products, page 28

3.   Please tell us and revise future filings to clarify the difference between "Issuances" and "Premiums Received" in the rollforward of the liability for policyholder account balances on page 34.

Form 10-K for the Fiscal Year Ended December 31, 2022

Annuities, page 9

4.   Please tell us and revise future filings to clarify how premiums are paid for your fixed index annuities (e.g., lump sum or installments) and the magnitude of each.

5.   Please tell us and revise future filings to clarify the available payout options for your fixed index annuities (e.g., lump sum, fixed payments for a fixed amount of time, lifetime payments, etc.) and the magnitude of each payment option selected.

Overview, page 48

6.   We note your disclosure on page 65 that, "Net investment income and interest credited exclude the change in market values of the underlying options supporting the fixed indexed annuity products and corresponding offsetting amount credited to policyholder account balances. Such amounts were $(181.3) million, $195.5 million and $32.3 million in 2022, 2021 and 2020, respectively." Please provide us with and revise future filings to include an analysis of the earnings impact, for each period presented, of the embedded derivative and related items if meaningful to the analysis (e.g., interest credited to policy holder account balances, amortization of DAC, etc.) and the derivative options used to hedge the embedded derivative. The analysis should detail the specific line items in which each earnings impact is recognized in your GAAP financial statements and in your non-GAAP financial measures net operating income and non-operating income.

7.   We note your disclosure on page 50 in note (a) that "fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed

Paul McDonough
CNO Financial Group, Inc.
September 20, 2023
Page 3

indexed annuities" is excluded from your segment measure. Please tell us and revise future filings as needed to clarify, if all changes in fair value of embedded derivative liabilities are excluded, or if it is only the portion related to changes in the discount rate. Additionally, please explain why you exclude the change in fair value of the embedded derivative liabilities from your segment measure but include the change in fair value of the derivative call options which are used to hedge the embedded derivative liability.

8. To the extent that the adjustments included in the non-GAAP reconciliation on page 50 are presented net of tax, please revise future filings to show the adjustments on a gross basis and show the tax impact of adjustments in a separate line item with a clear explanation of how the amount was measured. Also, revise your discussion of the non-GAAP measure as needed to clarify the measurement of each adjustment. Please refer to question 102.11 of the C&DIs on Non-GAAP Financial Measures for guidance.

Results of Operations, page 59

9. Please tell us and enhance your disclosure in future filings to more fully describe the line item labeled amortization and non-deferred commissions, specifically detailing what non-deferred commissions are and where they are presented in the consolidated statement of operations so a reader can better understand the nature of these adjustments and how they relate to your consolidated operating results.

Margin from fixed indexed annuities, page 64

10. We note insurance policy benefits totaled ($106.2) million, $33.7 million and $108.8 million for 2022, 2021 and 2020. Please tell us and revise future filings to more clearly discuss what activity this represents and describe the key drivers resulting in the variability during the periods presented.

Consolidated Statement of Operations, page 93

11. Please tell us and revise future filings to detail the amount and nature of material items disclosed as "Amortization" on the face of the Consolidated Statement of Operations.

Note 4 Fair Value Measurements, page 121

12. We note your disclosure on page 131 that the change in fair value, net for each period in your embedded derivatives is included in the consolidated statement of operations. Please tell us and revise future filings here and in the summary of significant accounting policies to disclose in which line item(s) the net change in fair value of your embedded derivatives is presented.

Note 10 Derivatives, page 149

13. Please tell us and revise future filings to disclose the location and amount of gains and losses on your embedded derivatives in the table on the bottom of page 149. Refer to ASC 815-10-50-4A for guidance.

<u>Note 14 Statutory Information (Based on Non-GAAP Measures), page 156</u>

14.   Please tell us and revise future filings to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements. Refer to ASC 944-505-50-1.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Michael Volley at 202-551-3437 or Benjamin Phippen at 202-551-3697 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance